Exhibit (a)(1)

If you are considering selling your shares in Presidio Property Trust, Inc. to SCM Special Fund 3, L.P., please read this first.

June 13, 2018

Presidio Property Trust, Inc. Recommends Rejection of SCM Special Fund 3, L.P. Tender Offer

Dear Presidio Property Trust, Inc. Stockholder:

On June 4, 2018, SCM Special Fund 3, L.P. (“SCM”) commenced a tender offer to purchase up to 1,600,000 shares of the outstanding Series A common stock of Presidio Property Trust, Inc. (“we” or the “Company”) at a price of $2.60 per share, in cash (without interest).

It is the Board of Directors’ recommendation that you reject the referenced offer to tender your shares in the Company. To reject the tender offer, simply do not respond to any materials you may have received.

You should be aware that we are not affiliated with SCM. In addition, the Company’s Board of Directors does not believe that this tender offer is in the best interest of our stockholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the offer price of $2.60 per share represents a price with a liquidity discount to the Company’s net asset value.  SCM applies such a discount with the intention of making a profit by holding on to the Company’s shares until the Company is liquidated. However, the Company currently has no plan to liquidate. The Company’s principal business objective remains providing attractive risk-adjusted returns to our stockholders through a combination of (i) sustainable and increasing rental income and cash flow that generates reliable, increasing dividends and (ii) potential long-term appreciation in the value of our properties and common stock.

The Board of Directors’ recommendation is being made after its consultation with the Company’s outside legal counsel and its thorough analysis and consideration of several factors. Each stockholder must individually evaluate whether to tender his, her, or its shares. The Board suggests stockholders carefully consider all the factors discussed in the tender offer materials before deciding to participate. Please carefully review your individual financial position, cash liquidity needs, and risk assessments and consult with your financial or tax advisor when considering the tender offer.

We have filed a Schedule 14D-9 with the SEC in response to SCM’s offer, which is available on our website at www.presidiopt.com. The Schedule 14D-9 will give you a more detailed description of the reasons the Board of Directors believes that the tender offer is not in the best interest of the Company’s stockholders. If you have any questions related to SCM’s offer, please contact your financial advisor or Presidio Property Trust, Inc. at (760) 471-8536.

Sincerely,

Jack K. Heilbron

Chief Executive Officer

This letter contains forward-looking statements relating to the business and financial outlook of Presidio Property Trust, Inc. that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this letter. Such factors include those described in the Risk Factors section of Presidio Property Trust, Inc.’s annual report on Form 10-K for the year ended December 31, 2017. Forward looking statements in this letter speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events. We claim the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

1282 Pacific Oaks Place, Escondido, CA 92029 ♦ Phone 866-781-7721 ♦ Fax 760-471-0399